Mail Stop 3561

October 9, 2009

James M. Sander
Vice President, General Counsel and Corporate Secretary
VS Holdings, Inc.
2101 91st Street
North Bergen, New Jersey 07047

      Re: VS Holdings, Inc.
             Amendment No. 3 to Registration Statement on Form S-1
             Filed September 30, 2009
             File No. 333-160756
             Annual Report on Form 10-K/A for the Fiscal Year Ended December 29, 2008
             Filed September 30, 2009
             Quarterly Report on Form 10-Q/A for the Period Ended March 28, 2009
             Filed September 30, 2009
             Quarterly Report on Form 10-Q/A for the period ended June 27, 2009
             Filed September 30, 2009
             File No. 333-134983-02

Dear Mr. Sander:

      We have reviewed your amendments and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Amendment No. 3 to Registration Statement on Form S-1

Prospectus Summary, page 1

1. We acknowledge the supplemental materials that you furnished to us in response to comment two of our letter dated September 25, 2009. However, it is not apparent from the census information that you provided the manner in which you determined the number of persons age 50 and older for 2008 and 2018, or the overall population growth rate during that period of time. In addition, it does not

appear that you provided the documentation in which NBJ states that the VMS industry is highly fragmented, with no single industry participant accounting for more than 4% of industry sales in 2007. Please provide this information, appropriately marked to highlight the sections relied upon.

2. We note your response to comment three in our letter dated September 25, 2009. The information presented, however, continues to be duplicative and in many cases verbatim information that is properly presented in the latter parts of the prospectus. Please revise to provide a brief overview of the key aspects of the offering. We particularly note your industry description, your competitive strengths and your description of management in two places. We also note that you have different dollar amounts regarding sales of nutritional supplements on pages 1 and 50.

Recent Developments, page 4

3. We note your disclosures that you entered into a new revolving credit facility and simultaneously terminated the credit facility that you entered into November 15, 2005. In that regard, tell us and disclose in more detail the significant terms of this new facility, including the conditions under which the facility may be terminated in August 2012. Also tell us and disclose your business reason(s) for entering into the new facility and terminating the previous facility, given that the interest rate terms of the new facility as disclosed here appear to be higher than those of the previous facility as disclosed on page 47.

   In addition, provide a footnote to the pro forma balance sheet on page 23 to describe the above recent development with respect to your revolving credit facility.

Unaudited Pro Forma Condensed Consolidated Financial Statements
Condensed Consolidated Balance Sheets June 27, 2009, page 23

4. We note your response to comment eight in our letter dated September 25, 2009. Please re-label the column heading as VS Parent, Inc. instead of Adjustments for VS Parent, Inc. and disclose how you derived the unaudited VS Parent, Inc. financial statements in the introductory paragraph of the section.

Selected Historical Consolidated Financial Data, pages 26-27

5. Please provide pro forma earning per share data similar to your pro forma earning per share data disclosed elsewhere in the filing.

James M. Sander
VS Holdings, Inc.
October 9, 2009
Page 3

Notes to Consolidated Financial Statements, page F-7

3. Summary of Significant Accounting Policies, page F-7

Goodwill and Other Intangible Assets, page F-8

6. We note your response to comment 12 in our letter dated September 25, 2009.
We believe your disclosure in footnote 3 should be revised to be consistent with
your MD&A on page 31.

Exhibits

7. Please note that the filing status of Exhibit 23.2 should correspond to the filing
status of Exhibit 5.1. Please revise.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or Andrew
Mew, Accounting Branch Chief, at (202) 551-3377 if you have any questions regarding
the financial statements and related matters. Please contact Lilyanna L. Peyser, Attorney
Advisor, at (202) 551-3222 or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Christian O. Nagler, Esq.
        Via Facsimile